Exhibit 99.1

Sierra Metals Announces Appointment of New Chair & Addition to the Board

TORONTO--(BUSINESS WIRE)--June 13, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to announce that Oscar Cabrera has been appointed as Chair of the Board of Directors of the Company (the “Board”). Mr. Cabrera joined the Board in October 2021 and replaces Mr. Jose Vizquerra as Chair.

Additionally, the Board appointed Miguel Aramburu as its newest member. Mr. Aramburu has over 25 years of professional experience with 15 years dedicated to the mining sector, currently serving on the Board of STRACON S.A.C, a mining contractor, and Minsur S.A., a Perú based mining company.

"We welcome Miguel to the Sierra Metals Board. His senior leadership at large Peruvian mining operations as well as his significant board experience will provide important insight as a member of our Board. The strong combination of expertise of our Board members will help strengthen the execution of the Company’s current initiatives, as well as provide guidance for its next phase of development and growth. We look forward to working together,” commented Luis Marchese, CEO.

Bios

Oscar Cabrera has over 20 years of experience as an equity analyst, covering the metals and mining industry for bulge bracket investment banks and Canadian financial institutions, including Goldman Sachs, Merrill Lynch Canada and CIBC World Markets. He obtained recognition for industry thought leadership, fundamental commodity analysis and strong industry relationships, which has led to advisory roles for public mining companies, including Nexa Resources S.A. He also participated in the vetting of and advising on primary and secondary offerings in Canada, the U.S. and Europe. Mr. Cabrera holds an MBA from York University, an M Eng. in Structural Engineering from the University of Toronto and a B. Sc in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Cabrera is a Canadian Citizen, originally from Mexico.

Miguel Aramburu currently serves on the Board of Directors of Stracon S.A.C., a mining contractor; Fibra Prime, a Peruvian REIT; Minsur S.A., a Peru-based mining and exploration company; and IEduca, an education conglomerate. He has previously held positions on the boards of Enfoca Investments, Andino Investment Holding, El Comercio, Neptunia, Fenix Power, GyM, Stracon GyM, Maestro Peru, Castrovirreyna and Pacifico Vida. Prior to committing himself to serving on corporate boards, Mr. Aramburu held the position of CEO (2008-2010) and COO (2006-2008) of Hochschild Mining Plc. In addition, he has held progressive positions with Mauricio Hochschild Y Cia, including CEO (2004-2006), CFO (2002-2004) and General Manager for various segments of operations (1995-2002). Mr. Aramburu holds an MBA from Stanford University and obtained his Industrial Engineering degree from Pontificia Universidad Católica del Peru.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s common shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the execution of the Company’s current initiatives and the next stages of the Company’s development and growth. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1(416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777